Shareholders For Change at The Children's Place

April 2015


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Important Disclosures

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF MACELLUM CAPITAL MANAGEMENT, LLC AND ITS AFFILIATES (COLLECTIVELY, “MACELLUM”) AND BARINGTON CAPITAL GROUP, L.P. AND ITS AFFILIATES (COLLECTIVELY, “BARINGTON”) AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO THE CHILDREN’S PLACE, INC. (THE “COMPANY” OR “THE CHILDREN’S PLACE”). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), AND OTHER SOURCES.

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Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Table of Contents



Macellum
CAPITAL MANAGEMENT



BARINGTON
BARINGTON CAPITAL GROUP

I. Executive Summary


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Executive Summary

- The stock price of The Children's Place has underperformed the market and its peers, due to what we believe to be poor management as well as inadequate board oversight and governance.
- The Chairman and the Board of Directors (the "Board") inherited a strong company with good prospects.
  - In 2009, the Company had $1.64 billion in sales, 947 stores in the U.S. and Canada, and $204 million of EBITDA.
  - Vertically integrated, direct sourced infrastructure positioned the Company to deliver high quality products at a great value to customers.
  - Strong and stable free cash flow generation.
- Unfortunately, the Company's EBITDA has declined during the tenure of every Board member.
  - In 2014, the Company had $1.76 billion in sales, 1,097 stores in the U.S. and Canada, and $152 million of EBITDA.
- Nonetheless, the Board has approved $50 million of total compensation to CEO Jane Elfers during her tenure.
- We believe Board change is necessary.
- Our nominees, Robert Mettler and Seth Johnson, are highly qualified and would bring the fresh perspective that we believe is required to improve governance, oversight and performance at The Children's Place.

Source: Company Filings. EBITDA is calculated as reported operating income plus asset impairment charges plus depreciation and amortization less other income.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Executive Summary – Stock Price Performance

- Due to years of what we believe to be mismanagement and weak Board oversight, the stock has materially underperformed its peers and the market as a whole:

	1 Year (3/10/14 - 3/9/15)	3 Years (3/12/12 - 3/9/15)	5 Years (3/10/10 - 3/9/15)	CEO Tenure (1/4/10 - 3/9/15)
The Children's Place	12.0%	13.0%	35.2%	80.7%
S&P 500 Retailing Index	18.7%	86.3%	155.4%	171.7%
S&P 500 Index	13.1%	61.7%	101.7%	104.7%
Russell 2000 Index	3.3%	56.5%	93.8%	104.7%
Carter's, Inc.	16.1%	86.5%	198.6%	242.9%

Source: S&P Capital IQ. Returns through 3/9/15 (before the release of Macellum and Barington's letter to Mr. Norman Matthews) are calculated assuming the reinvestment of dividends.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Executive Summary – Management Performance

- The Board appointed Jane Elfers as CEO in January 2010. Since that time, operating performance has deteriorated and the stock price has significantly trailed peers and the overall market. In fact, Ms. Elfers has overseen:
  - Sales per square foot has fallen from $318 in 2010 to $280 in 2014.
  - EBITDA has declined 26% from $204 million in 2010 to $152 million in 2014.
  - EBITDA margins have fallen from 12.2% in 2010 to 8.6% in 2014.
  - Gross margins have fallen from 39.4% in 2010 to 35.3% in 2014.
  - Inventory turnover has fallen from 4.9x in 2010 to 3.7x in 2014.
  - High senior management turnover.
  - Poor capital allocation decisions, in our view – $399 million of capital expenditures over five years, which includes a store footprint expansion initiative that was later reversed.

Source: S&P Capital IQ, Company filings and Barington Analysis.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Executive Summary – Poor Board Oversight

- We believe the Board is failing to represent its constituents.
  - Excessive executive compensation, in our opinion. Despite poor performance, the Board has awarded Ms. Elfers:
    - $42.6 million of total compensation from 2011 to 2014.
    - 43% higher than the CEO of Carter's Inc. ("Carter's") from 2011 to 2014. Carter's has a market cap that is nearly 4x larger, and its stock price has outperformed The Children's Place by 185% over the four year period.
  - History of setting what we believe to be low expectations.
  - The Board is putting up road blocks to shareholder choice, in our view:
    - Rather than engage in a substantive dialogue, we believe the Company responded to our initial letter by moving its annual meeting forward by two to three weeks to limit the time available to shareholders to vet dissenting views.
    - Chairman Norman Matthews has not met with us to discuss our thoughts.
    - The Board summarily rejected our nominees after only a weekend of consideration and without even meeting them.
    - The Company appears content with spending shareholder money defending the status quo.

Executive Summary – It's Time for Change

- We believe it's time for change on the Board.
- Shareholders should not wait any longer to see if the Company will meet its own modest expectations, in our view.
- Our nominees have a vision to:
  - Improve sales and margins.
  - Improve inventory management.
  - Improve free cash flow.
  - Improve capital allocation.
  - Explore opportunities for a sale transaction.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Executive Summary – Our Nominees

- We believe that our nominees are truly independent and have the boardroom experience, business and leadership skills and shareholder perspective necessary to help the Company realize its value potential and ensure that shareholder interests are represented in the boardroom.
  - Robert L. Mettler, 74, served as Chairman and Chief Executive Officer of Macy's West, a division of Macy's, Inc., from 2002 to 2008. Prior to joining Macy's, Mr. Mettler held various executive positions in the retail industry, including President of Merchandising – Full Line Stores of Sears, Roebuck and Co. from 1996 to 2000, President of Apparel and Home Fashions of Sears from 1993 to 1996, and President and Chief Executive Officer of Robinson's May Company from 1987 to 1993. He has served on several public company boards, including Barington/Hilco Acquisition Corp. (current); Stein Mart, Inc. (prior); Quiksilver, Inc. (prior); and The Jones Group, Inc. (prior). Mr. Mettler graduated from the University of Virginia with a Bachelor of Arts degree in Economics.
  - Seth R. Johnson, 61, has over 30 years of apparel retail experience. From 2005 to 2006, Mr. Johnson served as the Chief Executive Officer of Pacific Sunwear of California, Inc. From 1999 to 2004, Mr. Johnson was the Chief Operating Officer of Abercrombie & Fitch Co., and was its Chief Financial Officer from 1992 to 1998. During that time period, Mr. Johnson led Abercrombie & Fitch's initial public offering and participated in business growth from sales of $85 million to over $2 billion. He has served on several public company boards, including Tilly's, Inc. (current); bebe stores inc. (current); True Religion Apparel Inc. (prior); and DEI Holdings Inc. (prior). Mr. Johnson attended Yale University, where he received a Bachelor of Arts Degree in Economics, and earned his MBA at the University of Chicago.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

II. The Chairman and Current Board Inherited a Strong Company


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

The Current Board Members Joined The Children's Place Between 2008 and 2014

- The Board inherited a strong company that has not seen an increase in EBITDA since 2009.

Board Member	Year Joined the Board	EBITDA Change From Year Joined to 2014
Norman S. Matthews	2009	-26%
Jane T. Elfers	2010	-26%
Joseph A. Alutto, Ph.D.	2008	-24%
Joseph R. Gromek	2011	-17%
Kenneth M. Reiss	2012	-16%
Susan Patricia Griffith	2012	-16%
Susan Sobbott	2014	N/A
Stanley W. Reynolds	2014	N/A

Source: Company filings and Barington Analysis.

The Board Inherited a Strong Company

- Leading market position in the children's apparel market.
- Direct sourcing infrastructure that allows the Company to offer high quality products at great value to its customers.
- Significant growth opportunities in e-commerce and international markets.
- Superior and stable cash flow generation (but without growth during the Board's tenure).
- We believe the Board and Management have failed to capitalize on these strengths to maximize value for shareholders.



Cash from Operations
$ millions
218.4
155.2
174.5
156.1
205.0
173.5
161.4
2008
2009
2010
2011
2012
2013
2014



Macellum
CAPITAL MANAGEMENT



BARINGTON
BARINGTON CAPITAL GROUP

The Independent Directors Have Very Little Ownership

- The current independent directors own only 0.7% of the Company.
- Shareholders for Change at The Children's Place beneficially owns 2.1% of the Company.

Ownership of Independent Directors

	Shares Owned	% of Company
Norman Matthews	81,678	0.4%
Joseph Alutto	41,323	0.2%
Susan Griffith	4,886	0.0%
Joe Gromek	13,873	0.1%
Ken Reiss	5,475	0.0%
Stan Reynolds	0	0.0%
Susan Sobbott	1,374	0.0%
Total Independent Director Ownership	**148,609**	**0.7%**


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Ms. Elfers Has Steadily Sold Much of the Stock She Has Been Awarded

- Between 2010-2015, Ms. Elfers has been awarded 702,340 restricted shares as part of her total compensation:

TOTAL SHARES AWARDED	
4-Jan-10	93,255
28-Mar-11	100,725
30-Mar-12	96,768
20-Apr-12	100,000
28-Mar-13	93,167
20-Mar-14	107,310
26-Mar-15	111,115

- As of April 10, 2015, Ms. Elfers owned 332,890 shares, including 111,115 unvested shares that she was awarded in 2015.
- Our analysis of available public filings shows Ms. Elfers has already sold 413,544 shares, or 55% of her original awards.

Source: SEC Filings.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

III. We Believe Management Has Executed Poorly Under the Board's Watch


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Key Operating Metrics Have Deteriorated under the Current Board and Management

	2010	2014	CHANGE
Average Sales Per Store	$1,587,000	$1,316,000	17% DECLINE
Sales per Sq. Ft	$318	$280	12% DECLINE
Gross Margin	39.4%	35.3%	410 bps DECLINE
EBITDA Margin	12.2%	8.6%	355 bps DECLINE
Inventory Turns	4.9x	3.7x	WORSE BY 1.2x
EBITDA (millions)	$204	$152	$52 million DECLINE
ROIC	13.8%	9.4%	440 bps DECLINE

Note: 2010 is the first full year that Mr. Matthews served as Chairman and the first year of Ms. Elfers's tenure as CEO.

Source: SEC Filings, S&P Capital IQ, Barington analysis.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

We Believe Merchandising Missteps have Pressured Sales

- We believe negative same-store sales growth has been primarily due to a number of poor merchandising decisions by the Company's current management.
  - One of these numerous missteps, in our view, was emphasizing higher priced items.
  - On the November 17, 2011 investor conference call, Ms. Elfers stated *"[A]verage unit retail in the quarter increased in the mid-teens with the highest AUR in girls."* Again on the March 7, 2012 investor conference call, Ms. Elfers stated that *"AUR increased in the high single digits during fiscal 2011…"*
  - Customers have responded negatively, as the number of transactions has declined meaningfully.


Declining Store Productivity
$ Sales per square foot
$340.0
$330.0
$320.0
$310.0
$300.0
$290.0
$280.0
$270.0
$260.0
$250.0
2009
2010
2011
2012
2013
2014


Source: SEC Filings.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

CEO Appears to Have Failed to Deliver on a Promise of Improved Inventory Management

- Inventory turnover has fallen from 4.9x in 2010 to 3.7x in 2014.
  - Ironically, Ms. Elfers specifically targeted improvement of inventory turnover as one of her five key initiatives during her first earnings call in March 10, 2010. *"The five key initiatives are strengthening the merchandise, accelerating new store growth with the focus on value centers, **optimizing inventory management**, sharpening our marketing message and driving e-commerce growth."*
  - During the same call, she remarked: *"In addition to focusing on getting the right merchandise into the right store at the right time, we're taking a hard look at how much inventory we need to drive top line sales and how to optimize inventory flow into the store. **I have a bias for lean inventories, and there is clearly an opportunity at The Children's Place to reduce inventory levels and better manage flow to the stores**."*
- In fact, the Company is carrying 44% more inventory on a comparable sales level in the fourth quarter of 2014 compared to the fourth quarter of 2010.
  - We believe the Company currently has $65 to $75 million of excess inventory compared to historical measures and over $150 million compared to best-in-class specialty retailers.
- We believe failure to manage inventories effectively is directly related to declining same-store sales, excessive markdowns and declining gross margins.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Planning and Allocation Appears to be Another Area of Weakness

- We believe there have been long delays in implementing a planning and allocation process:
  - Unsuccessful effort to reengineer the Company's planning and allocation processes since March 2010 when Ms. Elfers stated on an investor conference call: *"I think if you look at the many, many companies that have come before us and have forged ground on merchandise planning and allocation,* ***you will also see that payback is almost immediate.*** *So we're excited about the opportunity."*
  - Ms. Elfers continues to promise the benefits of a new planning and allocation process even after 4.5 years and said the following during the most recent earnings call in November 2014: *"Progress continues on our seamless retail initiative in advance of the deployment of sophisticated assortment planning, allocation and replenishment tools.* ***We remain on track targeting the back half of 2015 to start to see the results of these initiatives."***


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

We Believe Missteps Have Pressured Gross Margins

- Gross margins have declined by 480 basis points since 2009 due to what we believe is poor merchandising and poor inventory management.
  - Despite an increase in AURs, mentioned earlier, the Company's gross margins nonetheless declined, apparently due to excessive markdowns.
  - We understand the Company has also made supply chain changes which we believe, based on our review of declining gross margin trends, have not worked.



Declining Gross Margin
41.0%
40.0%
39.0%
38.0%
37.0%
36.0%
35.0%
34.0%
33.0%
32.0%
2009
2010
2011
2012
2013
2014

Source: SEC Filings; Barington analysis



Macellum
CAPITAL MANAGEMENT



BARINGTON
BARINGTON CAPITAL GROUP

Management Turnover Has Been High

- We believe that constant executive turnover has also been a contributor to the Company's disappointing financial and share price performance.
- Shortly after Ms. Elfers was appointed to the CEO position in 2010, she made a number of management changes.
  - On the March 7, 2012 investor conference call Ms. Elfers reported that since she joined the Company, *"…we have replaced and upgraded over half of our headquarter staff including key roles such as Chief Operating Officer, Head Merchant, Head of Design, Chief Marketing Officer, and Head of International."* Four out of five of these key positions that Ms. Elfers highlighted three years ago are no longer held by the same executives.
- Since 2010, the Company is on its:
  - Fourth Chief Financial Officer
  - Third Head of Design
  - Second Head of Planning and Allocation
  - Third Head of Sourcing
  - Second Head of Merchandising
  - Second Chief Operating Officer
- Furthermore, the Chief Marketing Officer and Chief Information Officer, both hired during Ms. Elfers's tenure, have also left and have not been replaced.
- We question Ms. Elfers's managerial expertise and whether she is capable of identifying and retaining the appropriate talent to improve the Company's performance.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

We Believe Capital Allocation Has Been Poor

- Capital expenditures have totaled $399 million since Ms. Elfers has been CEO under the oversight of the current Board.
- Capital spending has exceeded depreciation and amortization by $89 million over the past five years. Nonetheless, EBITDA has continued to decline and return on invested capital has dropped.
- Store footprint expansion – further evidence of what we believe to be poor decision making and oversight:
  - The Company expanded its store footprint from 947 stores in January 2010 to 1,117 stores in November 2014.
  - While many "best in class" retailers appear to have been working to shrink their North American store footprints and migrate sales to the Internet, the Company was accelerating store growth.
  - At a point when it was already one of the largest specialty retailers in North America, the Company proceeded to grow stores by another 18% since 2010 and as recently as November 2012 initiated a plan to grow to 1,250-1,300 stores, or 18-22% more than the existing number of stores at the time.
  - On the November 15, 2012 investor conference call Ms. Elfers stated *"…we completed an extensive market analysis in the first quarter of 2012, which indicated a fleet potential of 1,250 to 1,300 stores in North America."*
  - Seven months later in June of 2013, the then Chief Financial Officer of the Company, Mr. Michael Scarpa, updated investors that *"…we have made the decision to close approximately 100 underperforming stores through 2016 including 45 this year."*
- Systems implementation:
  - The Company has spent substantial amount of capital on new systems. Investors have yet to see any meaningful returns from these initiatives.
  - After waiting over four years for the planning and allocation systems to help drive a recovery of gross margins, Management's guidance for the benefit this is year is only a 20-50 basis point gross margin improvement.
  - While the Company prides itself on its gains in e-commerce, it has merely kept pace with industry average growth rates.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

IV. Weak Board Oversight and Governance, in Our View


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

We Believe the CEO Has Been Excessively Compensated for Poor Performance

- The Board appears to have a lack of concern over sustained deterioration in EBITDA and weak stock price performance, particularly when compared to the peer group and Carter's.
- Despite the Company's poor operating results and the Company's stock price lagging all relevant market benchmarks during Ms. Elfers's tenure, her compensation has been, in our opinion, grossly excessive.
  - Ms. Elfers was paid a cumulative total of $42.6 million from 2011 to 2014, while EBITDA fell from $204 million in 2010 to $152 million in 2014.
  - The CEO Compensation Target was over 2x the Median Target CEO Compensation of the Company's identified peer group in 2012, and she was the highest paid CEO in the peer group in that year, receiving $17.2 million.
  - After "fixing" executive compensation, we believe that CEO compensation was still excessive in 2013 and 2014 because the Board consistently sets Company Targets too low.
    - The revised Target used for measuring results in 2013 represented a **9% decline** in Adjusted Operating Income compared to 2012.
    - The Target used for measuring results in 2014 represented a **14% decline** in Adjusted Operating Income compared to 2013.
  - Ms. Elfers's "Golden Parachute" is too large at $19.4 million, in our opinion.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

We Believe the Company's Peer Group is Inappropriate

- The Company uses a peer group that has a median market capitalization of greater than $2 billion, or almost double The Children's Place's market capitalization.


Market Capitalization versus Peers ($ Billions)
2.50
2.00
1.50
1.00
0.50
-
Proxy Peer Group Median
The Children's Place

We Believe Ms. Elfers' Compensation is Particularly Excessive When Compared to That of the Carter's CEO


Market Cap ($ millions)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
CRI
PLCE


2014 EBITDA ($ millions)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
CRI
PLCE


2011-2014 Cumulative Comp ($ millions)
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
CRI
PLCE


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Ms. Elfers's "Golden Parachute" is Excessive

— Ms. Elfers's "Golden Parachute" is excessive relative to peers which have a much larger market cap.

Ms. Elfers's "Golden Parachute" v. Peers

$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
Median Peers
Ms. Elfers

Source: Per SEC Filings, total compensation due in the event of a change of control. Peers include ARO, SSI, FINL, EXPR, ANN, BKE, ASNA, GIII, CHS, MW, DSW, AEO, KATE and CRI.



Macellum
CAPITAL MANAGEMENT



BARINGTON
BARINGTON CAPITAL GROUP

Shareholders Have Not Been Supportive of Executive Compensation

Advisory vote on executive compensation - 2013
Percent of voting shareholders


17%
83%
For
Against

Advisory vote on executive compensation - 2014
Percent of voting shareholders


39%
61%
For
Against

Source: SEC Filings; Barington analysis.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Leading Proxy Advisors Have Not Been Supportive of Executive Compensation

- In 2014, leading proxy advisory firm ISS stated as follows regarding the advisory vote on executive compensation:

  "A vote AGAINST this proposal is warranted. While CEO pay is substantially lowered in connection with the elimination of time-vesting equity, the magnitude remains relatively high and continues to lack a strong long-term or retentive component. Additionally, the mid-year adjustment to performance goals has resulted in above-target compensation despite sustained underperformance relative to peers. Accordingly, pay-for-performance misalignment concerns persist for the year in review."

- Further in 2014, leading proxy advisory firm Glass Lewis stated:

  "The Company has been deficient in linking executive pay to corporate performance, as indicated by the 'F' grade received by the Company in Glass Lewis' pay-for-performance model. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, the Company has not implemented such a program."


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Historical Failure to Set and Keep a Long-Term Incentive Plan Shows Low Standards and Lack of Conviction

- The Board awarded Ms. Elfers excessive compensation based on short-term Targets until it yielded to pressure from shareholders to adopt a long-term incentive plan starting in 2013.
- In 2013, the Board nonetheless *revised* its newly adopted *long-term* incentive plan to incorporate the poor results of just one quarter.
- One quarter of adverse weather should not impact the Company's long-term Targets.
- How often should shareholders expect the Board to lower its long-term Targets?

Source: Capital IQ; SEC Filings; Barington analysis.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

We Believe the Board Has Rewarded Poor Performance by Reducing the Company's Target by 30% Since 2011

- Despite consistent reductions in Target Adjusted Operating Income, management missed its original Target in 2011, 2012 and 2013.
- After the Company underperformed in the first quarter in 2013, the Board lowered the Target to a level that Management was able to exceed.
  - The original 2013 Target was $122 million, and the revised Target was $105 million, a 14% reduction.
  - Ms. Elfers received $6.8 million of compensation in 2013 after missing the original Target by 9.5%.
- Only in 2014 was the original Target low enough for Management to be able to achieve it.



Target for Operating Income ($ millions)
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
2011
2012
Original 2013
2014
Target
Actual
The Board had to reduce the Operating Income Target by 30% for Management to be able to achieve it

Source: Capital IQ; SEC Filings; Barington analysis.



Macellum
CAPITAL MANAGEMENT



BARINGTON
BARINGTON CAPITAL GROUP

While The Children's Place Has Set Declining Targets, Carter's Has Set Increasing Targets

- The Board of The Children's Place set the Company's final Target *lower* than the previous year's actual results by 9% in 2013 and by 14% in 2014.
- The Board justified its Targets by stating that the industry faced an *"an intensely competitive, highly promotional, 'over-stored' environment."* The Board also stated that the achievement of the Target *"required an outstanding management commitment and effort to achieve the objectives."*
- Meanwhile, in both 2013 and 2014, the Carter's Board of Directors set Targets that were *higher* than prior year results.
- Both Carter's and the Company operate in the same macro environment.
- We see no reason why Ms. Elfers should be so richly rewarded while The Children's Place performed significantly worse than Carter's.


Company's Final Operating Income Target ($ millions)


$400
$350
$300
$250
$200
$150
$100
$50
$0
2011
2012
2013
2014
Carter's
The Children's Place

Source: SEC Filings; Barington analysis.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Targets Are Consistently Inadequate

- The Company's Peer Group is setting increasing targets as well.
- Management's initial EPS Guidance in both 2014 and 2015 has been significantly worse than peers:

Initial Guidance: EPS Growth Year-Over-Year			
2014		**2015**	
Peer Mean	3.6%	Peer Mean	13.6%
Peer Median	6.8%	Peer Median	12.5%
PLCE	(9.5%)	PLCE	5.7%

Source: SEC Filings. Peers include AEO, ANN, BKE, CHS, CRI, DSW, EXPR, FRAN, GIII, GPS, LB, LULU and URBN.
2015 includes KATE with EBITDA guidance of +31% to $185-$200mm versus $147mm the prior year.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

We Believe Targets Are Consistently Inadequate

- Guidance for 2015 is another example of what we believe to be insufficient expectations. We are concerned that the Company has not developed compelling enough initiatives to achieve reasonable earnings growth.
- **Same Store Sales Growth** – guidance for the year for same store sales growth was set at 0-1%, which we find to be unusually conservative.
  - Particularly after delivering same store sales growth of 3.7% in Q4 2014 (after negative 2.8% in the full year 2013 and +0.4% in the full year 2014).
  - In the U.S., National Retail Federation (NRF) forecasts retail sales to increase by 4.1% in 2015, the unemployment rate is at its lowest rate since the 2008/2009 recession, and oil prices have dropped significantly.
  - In Canada, Target Corporation is closing operations, which should be a benefit to the Company. We believe the weakness in the Company's Canadian results in recent years has partly been attributed to Target's presence and competitive pressure.
- **Gross Margin** – the Company guided gross margin to expand between 20-50 basis points after a decline of 180 basis points in 2014.
  - The Company should be seeing the benefits of a new Planning and Allocation system as well as an abatement of inventory liquidations which occurred during 2014. The anticipated improvement in gross margins is lackluster, in our view.
  - We question whether this is an extremely conservative target to facilitate a large potential performance bonus, or if Management in fact does not expect a meaningful return on the systems investment and other initiatives.
- **Capital Allocation**
  - During the Company's Q4 call it did not give any long term targets for achieving better inventory turns. We think this is an essential element in order to improve sales, margins and cash flow generation.
  - Further, the Company has not shared any plans for the $225 million of cash sitting idly on its balance sheet.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

V. Our Vision


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Our Vision: Operating Improvements

- We believe reinvigorated sales growth, increased margins, increased free cash flow generation through better inventory management and reduced capital expenditures, and aggressive share repurchases can deliver more than a doubling of the Company's adjusted EPS from the $3.05 earned in 2014.
  - Sales growth
    - We believe The Children's Place needs to return to its historic leadership position in merchandising.
    - In our view, the past years of deteriorating operating performance under Ms. Elfers is evidence that the emphasis on higher-priced items at The Children's Place stores has not been well received by customers.
    - The Company performed significantly better when it leveraged its world-class sourcing operation to provide core basics, key items and playwear to mothers for children of all ages.
    - We believe the Company should develop its role as a children's lifestyle brand.
  - E-commerce: a natural area of opportunity for children's apparel given the nature of the purchase.
    - It is also an excellent venue for expanding the brand into new product categories.
    - We believe operating margins can improve as e-commerce grows.
  - International: we see opportunity in the Company's international expansion plans through the franchise model, which we believe should also lead to increasing margins.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Our Vision: Operating Improvements (continued)

- Gross margins
  - We believe better merchandising efforts would improve the Company's gross margins.
  - We believe the Company needs to deliver quality and value while avoiding excessive markdowns.
  - We believe higher inventory turnover would also be supportive of lower markdowns and higher gross margins.
- SG&A
  - We believe there is a substantial opportunity for the Company to reduce its SG&A expenses and drive operating margins.
- Store reductions
  - Disproportionate number of leases coming due to the Company, which we believe creates an accretive opportunity to close more stores, reduce costs and recapture gross margin dollars on the Internet and in nearby stores.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Our Vision: Improve Capital Allocation

- The Children's Place is a relatively mature retailer in North America and, in our view, needs to allocate capital resources accordingly.
- We believe inventory turns should be improved.
  - We believe that returning inventory turnover to 4.9x would generate $65 to $75 million of cash.
- Capital expenditures have exceeded depreciation and amortization by $89 million over five years.
  - We believe a large portion of this money has been spent on new store openings and information technology systems, which should not be recurring.
  - We believe capital expenditures should be less than depreciation and amortization.
- The Company still has $225 million of cash and investments. The stability of its cash generation and the initiatives detailed above should put the Company in a strong position to execute substantial additional share repurchases on an accelerated basis.
- We believe these share repurchases would be highly accretive and would help the Company to achieve our target of more than doubling its earnings per share.

Our Vision: Explore Opportunities for a Sale Transaction

- Given the current management team's history of what we believe to be poor execution, we lack confidence in its ability to successfully bring The Children's Place back to its historical metrics of profitability and working capital efficiency.
- Shareholders are at risk of wasting time hoping the Company will meet its modest expectations, in our view.
- Strategic buyers – we believe that the Company's market leading position in the children's apparel space and its direct sourcing infrastructure would be of strategic interest to larger companies that could capitalize on efficient low-cost sourcing opportunities. We think a strategic buyer would be able to improve the Company's cost structure and inventory management as well as rationalize the Company's store base and would likely be willing to pay a significant premium to acquire the Company.
  - Recent strategic transactions in the retail space have generated significant returns for both the target's and the acquirer's shareholders. We believe a similar opportunity exists for shareholders of The Children's Place.

	Strategic Transaction		% Gain in Stock Price	
Ann. Date	**Target**	**Acquirer**	**Target[1]**	**Acquirer[2]**
2/19/2014	Zale Corporation	Signet Jewelers	41.0%	74.1%
7/7/2014 [3]	Jos A Bank	Men's Wearhouse	62.7%	58.0%
9/2/2014 [4]	Office Depot	Staples	80.8%	38.6%

- We believe that private equity buyers are also interested in The Children's Place given the Company's stable operating cash flow and substantial opportunities for working capital and operating improvements.

(1) Represents total shareholder return through the close of the acquisition for Zale and Jos A. Bank and through April 23, 2015 for Office Depot.
(2) Represents Acquirer's total shareholder return through April 23, 2015.
(3) Date when Jos A. Bank first announced exploration of strategic alternatives.
(4) Date when Credit Suisse published a report proposing a Merger between Staples and Office Depot, contributing to an 8% increase in Staples stock and a 6% increase in Office Depot stock.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

VI. Time For Change


Macellum
CAPITAL MANAGEMENT


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BARINGTON CAPITAL GROUP

Time For Change

- We extensively highlighted issues that we believe have plagued the Company and Board for multiple years.
- We have proposed a road map to recovery.
- The Company appears to have put up barriers to prevent shareholders from having all the facts before making a decision.
  - Rather than engage in a substantive dialogue, we believe the Company responded to our initial letter by moving its annual meeting forward by two to three weeks to limit the time available to shareholders to vet dissenting views.
  - The Company's Chairman has not even met with us to discuss our thoughts.
  - The Board summarily rejected our nominees after only a weekend of consideration and without meeting them.
  - The Company appears content spending shareholders' money defending the status quo.
- We believe shareholders need better advocates on the Board.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Time For Change

- The Board doesn't appear to have high enough expectations. The Board has set declining Adjusted Operating Income targets over the last three years.
- The Independent Board Members' stock ownership is low, and CEO selling of common stock is persistent.
- Shareholders cannot afford to wait for management to continue to pursue what we believe to be a flawed strategy that has yet to deliver meaningful value for shareholders.
- Given The Children's Place's deteriorating operating performance, we believe that change is necessary and that the status quo is unacceptable.
- We believe our nominees are seasoned industry executives with excellent track records for creating value.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Time For Change – Our Nominees

- We believe that our nominees are truly independent and have the boardroom experience, business and leadership skills and shareholder perspective necessary to help the Company realize its value potential and ensure that shareholder interests are represented in the boardroom.

  - We believe that Mr. Mettler is qualified to serve as a director of the Company based upon, among other things, his executive leadership experience in the retail industry, his public company director experience, and his experience in marketing and merchandising apparel products, which will enable him to contribute important operational, financial and strategic planning insights to the Company's board.

  - We believe that Mr. Johnson is qualified to serve as a director of the Company based upon, among other things, his significant executive level experience in the retail apparel industry and his public company director experience, and his experience in leading designing, sourcing, marketing and merchandising organizations in the specialty retail channel which will enable him to contribute important operational, financial and strategic planning insights to the Company's board.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Time For Change – Robert Mettler

- Robert L. Mettler, 74, was President of Special Projects of Macy's, Inc. from February 2008 until his retirement in January 2009. He previously served as Chairman and Chief Executive Officer of Macy's West, a division of Macy's, Inc., from 2002 to 2008 and as President and Chief Operating Officer of Macy's West from 2000 to 2002.
- Prior to joining Macy's, Mr. Mettler held various executive positions in the retail industry, including President of Merchandising – Full Line Stores of Sears, Roebuck and Co. from 1996 to 2000, President of Apparel and Home Fashions of Sears from 1993 to 1996, and President and Chief Executive Officer of Robinsons-May Company from 1987 to 1993.
- Mr. Mettler has served as a director of Barington/Hilco Acquisition Corp. since September 2014. Mr. Mettler was a member of the board of directors of Stein Mart, Inc. from 2009 until 2013, a member of the board of directors of Quiksilver, Inc. from 2010 until 2014, and a member of the board of directors of The Jones Group, Inc. from 2009 until the company was sold in 2014.
- Mr. Mettler graduated from the University of Virginia with a Bachelor of Arts degree in Economics.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Time For Change – Seth Johnson

- Seth R. Johnson, 61, has over 30 years of apparel retail experience.
- Mr. Johnson has served as a director of Tilly's, Inc. since 2011, where he also serves as Chairperson of the Audit Committee and previously served as a member of the advisory committee to the board of directors from July 2008 through 2011. He has also served as a director of bebe stores inc. since July 2014.
- From 2007 to 2009, Mr. Johnson was an instructor in business strategy at Chapman University's Argyros School of Business and Economics.
- From 2005 to 2006, Mr. Johnson served as the Chief Executive Officer of Pacific Sunwear of California, Inc. During his tenure the company achieved the highest level of net income in its history.
- From 1999 to 2004, Mr. Johnson was the Chief Operating Officer of Abercrombie & Fitch Co., a specialty retailer, and was its Chief Financial Officer from 1992 to 1998. During that time period, Mr. Johnson led Abercrombie & Fitch's initial public offering and participated in business growth from sales of $85 million to over $2 billion. The company achieved net income growth every quarter during the twelve years of his operational leadership.
- From 2010 to 2013, Mr. Johnson served as a member of the board of directors and as Lead Director of True Religion Apparel Inc., and from 2007 to 2009 as a director of DEI Holdings Inc. Both companies were previously publicly traded. Mr. Johnson is currently a director of the Pacific Symphony.
- Mr. Johnson attended Yale University, where he received a Bachelor of Arts Degree in Economics, and earned his MBA at the University of Chicago.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

About Macellum Advisors GP, LLC

- Macellum Advisors GP, LLC was formed in July 2009 by Jonathan Duskin. Macellum and its partners, through their in-depth sector knowledge, are dedicated to identifying investment opportunities in the consumer and retail sector. Mr. Duskin has focused on the consumer and retail sector for over 15 years and his partners have extensive operating history, collectively serving as CEOs and Directors of over two dozen leading companies in the sector. Mr. Duskin has a long track record of enhancing value in turnaround investments by overseeing and implementing new merchandise and marketing strategies, operational reorganizations, cost cutting programs, balance sheet restructurings and effective board governance.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

About Barington Capital Group, L.P.

- Barington Capital Group, L.P. is an investment firm that, through its affiliates, manages a value-oriented, activist investment fund that was established by James A. Mitarotonda in January 2000. The Firm invests in undervalued publicly traded companies that Barington believes could appreciate significantly in value as a result of a change in corporate strategy or from various operational, financial or corporate governance improvements. Barington's investment team, senior advisors and industry contacts are seasoned operating specialists, experienced in working with companies to design and implement initiatives to improve their financial and share price performance.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Barington Has a Record of Helping Improve Value as a Long-term Shareholder

"I do think [Mitarotonda] was very helpful in challenging the Dillard's board and the Dillard's way…He's helped the Dillard's company, the Dillard's family….If you have a company that's not doing well and it has not done well for several years, I would welcome somebody like that, who I believe is analytical and looks at lots of different companies."

-- *Allen Questrom, quoted in "A Fresh Face at Jones — Investor James Mitarotonda," Women's Wear Daily, June 14, 2013.*

"[Barington] remains one of the longest-running governance-focused activist hedge funds in action today and has had a major impact on dozens of corporations….[Barington's] tactics typically differ drastically from those of some short-term activists who buy large stakes and pressure companies to hike their debt to buy back shares….[Barington's] primary focus is on having the company make structural, long-term operational improvements."

-- *Ronald Orol, "Barington's Mitarotonda focuses on big picture," The Daily Deal, January 27, 2014.*

"[Barington] focus[es] more on the strategic and long-term aspects of the business and they stick with their investments….They are thoughtful in doing their research and homework and constructive in their engagement…"

-- *Damien Park, quoted in "Barington's Mitarotonda focuses on big picture," The Daily Deal, January 27, 2014.*


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Barington Has a Record of Helping Improve Value as a Long-term Shareholder (cont.)

"Barington's successes include plastics company A. Schulman, Inc., whose board of directors, which was firmly entrenched thanks to a plurality voting system and staggered elections, sat idle as its North American division lost money. In 2005, the company named Mitarotonda and David Birney, former president and CEO of plastics company Solvay America Inc., to the board. The once unprofitable American unit recently recorded a $200,000 profit, the board has been declassified, and the company has adopted majority voting. That's how it's supposed to work."

-- *Michael Rudnick, "A Matter of Alignment: The Activists," Deal Magazine, May 14, 2010.*

"Barington Capital, which was founded by James Mitarotonda in January 2000, prefers to work constructively with the board and management to effect change and likes to obtain board seats at its investment companies. We highlight that this activist is not what we refer to as a 'hit and run' activist and instead has a history of working with companies over multi-year periods. We point to the activist's successful investment in A. Schulman, which spanned over nine years."

-- *APB Financial Group in its January 30, 2015 analyst report regarding OMNOVA Solutions Inc.*


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

CASE STUDY

The Warnaco Group, Inc. (NYSE: WRC)

Designer and manufacturer of intimate apparel, sportswear and swimwear worldwide


WARNACO

Situation Overview

- Market cap of approximately $850 million.
- The Company had outstanding brands such as Speedo, Calvin Klein and Chaps, as well as underperforming intimate apparel and swimwear brands such as J.Lo and Ocean Pacific.
- A string of operational disappointments and financial restatements severely depressed the stock and created a buying opportunity.

Barington's Initial Actions

- Accumulation in 2006 of approximately 5.6% of the Company.
- In August 2006, Barington filed a Schedule 13D outlining its strategy to improve shareholder value which included operational and merchandising improvements, expense reductions and disposition of non-core brands.
- Constructive dialog with Warnaco CEO.

See Important Disclosures on page 2.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

The Warnaco Group, Inc. – *Continued*


WARNACO

Active Strategy

- In September 2006, Barington met with Warnaco's management team to discuss measures to improve shareholder value and improve execution in light of the Company's past operating disappointments. Among other things, Barington made specific operational suggestions to improve margins through better merchandising and SG&A and corporate expense reductions. Barington also recommended that the Company dispose of non-core brands and licenses, especially underperforming divisions of the Company's intimate apparel and swimwear segments.
- CEO Joseph Gromek began implementing most of Barington's suggestions, including the disposition of underperforming non-core assets, and improved execution by Warnaco's management team, resulting in improved margins.
- In October 2006, Warnaco sold its Ocean Pacific brand for $54 million.
- In December 2007, Warnaco sold its Catalina, Anne Cole and Cole of California brands for $23 million.

Warnaco publicly credited Barington with helping turn things around at the Company. "Barington forced our hand to do some things sooner," a Warnaco spokesman stated. "It accelerated our need to take action on our underperforming businesses." (Warnaco Rallies, Crain's New York, June 17, 2007)

See Important Disclosures on page 2.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

The Warnaco Group, Inc. – *Continued*


WARNACO
INC

Stock performance of Warnaco versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)

180%
155%
130%
105%
80%
55%
30%
5%
-20%

Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07

WRC S&P 500 Russell 2000

See Important Disclosures on page 2.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable. Furthermore, the past performance of an individual investment is not indicative of the performance of a fund as a whole.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

CASE STUDY

Dillard's, Inc. (NYSE: DDS)

A regional department store operator


Dillard's
The Style of Your Life.

Situation Overview

- Market cap of approximately $2.4 billion.
- Company traded at a discount to its tangible book value of $33 per share and held a substantial portfolio of owned real estate (approximately 75% of its locations).
- Company had poor corporate governance and was underperforming its industry peers in most retail metrics.
- Poor leadership, strategic vision and execution by senior management (Dillard family members).
- Opportunity for Dillard's to increase shareholder value by improving its merchandising strategy, enhancing inventory management, cutting costs, closing non-performing stores and unlocking the value of its 45 million square feet of owned real estate.

Barington's Initial Actions

- Began to purchase shares in 2007, acquiring a 3.7% stake by the third quarter of 2007.
- After being unable to initiate a private dialog with management, Barington made its letters to management and the Board public.
- Teamed with a co-investor to report a 5.3% ownership stake in the Class A shares in 2008.

See Important Disclosures on page 2.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

CASE STUDY

Dillard's, Inc. – *Continued*

Dillard's
The Style of Your Life.

Active Strategy

- In June and August 2007, Barington issued press releases disclosing its desire to meet with the management of Dillard's to discuss ways to maximize shareholder value, as Barington was unable reach the CEO by telephone to schedule a meeting.
- In November 2007, Dillard's board approved a share buyback of $200 million in Class A common stock.
- In January 2008, Barington partners with a co-investor and the Barington Group filed a Schedule 13D reporting the group's 5.3% ownership stake in Dillard's. The filing included a summary of Barington's recommendations to improve its profitability and share price performance, including initiatives in areas such as merchandising, inventory management, cost containment and corporate governance and measures to unlock the value of the Company's real estate portfolio.
- In April 2008, the Barington Group, along with an institutional stockholder, reached an agreement with Dillard's to add four new directors to the Board at the 2008 annual meeting.
- The new directors worked with management to implement Barington's recommendations, including the closing of underperforming stores, the reduction of SG&A and merchandising improvements.
- Dillard's becomes one of the top performing retail stocks in 2010 and 2012 and has since traded at over $130 a share.

"Observers attribute at least some of the change to the activist efforts of Barinton Capital Group and the Clinton Group, which lobbied the firm in 2008 to refine its operations and ultimately cut a deal with management to put four outsides directors on the board." (WWD, Nov.2010)

See Important Disclosures on page 2.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Dillard's, Inc. – *Continued*


Dillard's
The Style of Your Life.

Stock performance of Dillard's versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)[1]

150%
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
May-07 Jan-08 Sep-08 May-09 Jan-10 Sep-10 May-11 Jan-12 Sep-12
DDS S&P 500 Russell 2000

See Important Disclosures on page 2

[1]Barington exited its position in Dillard's in 2008 to meet redemption requests

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable. Furthermore, the past performance of an individual investment is not indicative of the performance of a fund as a whole.

CASE STUDY

Steven Madden, Ltd. (Nasdaq: SHOO)

Designer, manufacturer, distributor and retailer of designer footwear


STEVE
MADDEN

Situation Overview

- Market cap of approximately $250 million.
- Strong fashion brand poorly managed by an under-qualified management team while Steven Madden was serving a prison term for securities law violations.
- Healthy balance sheet with a large cash position.
- Corporate governance weaknesses.

Barington Initial Actions

- In Q1 2005, Barington and its co-investors had accumulated approximately 7.7% of the outstanding shares.
- Communicated Barington's plan for value creation in a Schedule 13D filing.

See Important Disclosures on page 2.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Steven Madden, Ltd. – *Continued*

Active Strategy

- As a result of management's refusal to meet, Barington engaged in public letter-based dialogue with the Company.
- Filed Schedule 13D to make specific recommendations regarding management, cost cutting, corporate governance, stock buybacks, dividends and other methods to improve shareholder value.
- In February 2005, Barington entered into a settlement agreement with the Company that resulted in the Board authorizing a $35 million stock buyback, the appointment of an additional independent director to the Board (Harold Kahn, an experienced retail executive) and agreeing to quarterly meetings between Barington and the Board.
- Barington made several suggestions for operational improvements which were implemented by the Company over the course of the year that resulted in expansion, enhanced margins and significant earnings growth at the Company.
- Barington exited its position in December 2005 through open market sales of the Company's common stock.
- Steven Madden called James Mitarotonda in April 2005 to thank him.

"Madden's more generous share repurchase program was instituted after a New York hedge fund threatened a proxy battle last year for control of the company." (Chicago Tribune, Dec. 2005)

See Important Disclosures on page 2.

CASE STUDY

Steven Madden, Ltd. – *Continued*


STEVE
MADDEN

Stock performance of Steve Madden versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)

60%
50%
40%
30%
20%
10%
0%
-10%
-20%

3/18/2004 5/31/2004 8/31/2004 11/30/2004 2/28/2005 5/31/2005 8/31/2005 11/30/2005

SHOO S&P 500 Russell 2000

See Important Disclosures on page 2.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable. Furthermore, the past performance of an individual investment is not indicative of the performance of a fund as a whole.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

CASE STUDY

Nautica Enterprises, Inc. (formerly Nasdaq: NAUT)

Designer, marketer and distributor of branded apparel and consumer products


NAUTICA

Situation Overview

- Market cap of approximately $360 million.
- Strong free cash flow generation.
- Company traded at modest premium to net tangible assets, excluding value of the brand.
- Poor operating performance resulted in EBITDA multiple discount to peers.
- Potential acquisition target.
- Corporate governance weaknesses.

Barington's Initial Actions

- Acquired 3.1% stake in 2003.
- Ongoing communication with Management and Board.

See Important Disclosures on page 2.


Macellum
CAPITAL MANAGEMENT


BARINGTON
BARINGTON CAPITAL GROUP

Nautica Enterprises, Inc. – *Continued*


NAUTICA

Active Strategy

- Barington recommended that the Company improve brand management and reduce operating costs, including executive compensation; also encouraged the Company to explore strategic alternatives.
- In June 2003, Barington filed a preliminary proxy statement seeking the election of representatives to the Nautica Board.
- In July 2003, Institutional Shareholder Services' (ISS) recommended that stockholders vote for Barington nominees James A. Mitarotonda and William J. Fox.
- On July 7, 2003, just one day before the shareholder meeting, Nautica announced that it had agreed to be acquired by VF Corp. for $17 a share.
- Barington withdrew its proxy solicitation for two board seats when the Company agreed to be acquired.

"Nautica's stock jumped nearly 21 percent yesterday, after a group of shareholders nominated three directors to the company's board to shake up management and explore a possible sale of the company. The investors, led by James A. Mitarotonda, chief executive of Barington Capital Group, have a history of shareholder activism." (New York Post, June 2003)

See Important Disclosures on page 2.

Nautica Enterprises, Inc. – *Continued*


NAUTICA

Stock performance of Nautica versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)

60%
50%
40%
30%
20%
10%
0%
-10%

4/17/2003 4/30/2003 5/30/2003 6/30/2003 7/31/2003 8/29/2003

NAUT S&P 500 Russell 2000

See Important Disclosures on page 2.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable. Furthermore, the past performance of an individual investment is not indicative of the performance of a fund as a whole.